Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Visa International:

We consent to the use in this Amendment No. 4 to the Registration Statement on Form S-4 of our report dated June 11, 2007, with respect to the consolidated balance sheets of Visa International and Subsidiaries as of September 30, 2006 and 2005, and the related consolidated statements of operations, changes in members’ equity, comprehensive income, cash flows, and financial statement Schedule II for each of the years in the three-year period ended September 30, 2006, included in the proxy statement-prospectus, which is part of this Registration Statement, and to the references to our firm under the heading “Experts” in the proxy statement-prospectus.

/s/ KPMG LLP

San Francisco, California

August 29, 2007